J. Ronald Hansen vice president finance and administration, CFO
January 8, 2008
Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Response via:	EDGAR correspondence and Facsimile (202-772-9218)

Re:	Graham Corporation Form 10-K for the Fiscal-Year March 31, 2007 Filed June 5, 2007 Form 10-Q for the Quarterly Period ended September 30, 2007 File No. 001-08462
Dear Ms. Crane:
Below please find the Company’s response to the Staff’s comment received on December 26, 2007, relating to the above-captioned Quarterly Report on Form 10-Q. the caption and numbered paragraph set forth below corresponds to the caption and numbered paragraph contained in the Staff’s December 26, 2007 letter. For your convenience, we have also included in this response letter, in italicized test, the full text of the comment contained in the Staff’s December 26, 2007 letter.
Staff Comment and Response of the Company
1. We note on October 26, 2007 you declared a five for four stock split and presented this on a “pro forma basis” on the face of your statement of operations. Please revise future filing to present the stock split retroactively in your financial statements for all periods presented or tell us why your current presentation is appropriate. Refer top SAB Topic 4C for guidance.
We will revise future filings to present the stock split retroactively in our financial statements for all periods presented as requested by the Staff.
Grahm Corporation
Corporate and Sales Headquarters: 20 Florence Avenue, Batavia, NY 14020
PHONE: (585) 343-2216     FAX: (585) 343-1177     EMAIL: rhansen@grahm-mfg.com     WEBSITE: www.graham-mfg.com

We believe the current presentation is appropriate based upon the overriding consideration of the basis on which the shares were trading at the date of the filing of the financial statements on Form 10-Q for the quarterly period ended September 30, 2007.
SAB Topic 4C requires that changes in capital structure be given retroactive effect in the balance sheet if such change occurs after the date of the latest reported balance sheet but before the release of the financial statements. FASB Statement No. 128, Earnings per Share, also requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares. We believe a stock dividend or split is considered to be consummated once it has been declared, approved by all necessary parties (e.g., board of directors, shareholders), and distributed. We believe this means EPS should not be retroactively adjusted as a result of a stock dividend or stock split until the shares are trading on a post-split or dividend basis.
Graham Corporation announced a five-for-four stock split on October 26, 2007 on common stock held on the record date of November 30, 2008. The Company also announced that it anticipated the additional shares would be distributed about January 2, 2008. The Company filed its financial statement on Form 10-Q for the quarter ended September 30, 2007 on October 31, 2007. Note 14 — Subsequent Events, to the financial statements also disclosed that the common shares from the five-for-four stock split “will be distributed on or about January 2, 2008.”
Because the stock split was declared and approved prior to but distributed subsequent to the “issuance” of the financial statements, EPS was calculated using the number of shares on a pre-split basis. Disclosure was made of the post-split effects on EPS on the face of the financial statements with footnote disclosure of the significant terms of the pending stock split. EPS was not retroactively adjusted because the additional shares from the stock split were not distributed until subsequent to the issuance of the second quarter financial statements.
Since the common shares were distributed on January 3, 2008, we will prepare future filings to present the stock split retroactively in our financial statements for all periods presented as requested by you in your letter of December 26, 2007, page 3.
As requested, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned should you have any questions regarding this letter or its contents.
Respectively submitted,
Graham Corporation

J. Ronald Hansen
Chief Financial Officer

c.c.	Martin James, Senior assistant Chief Accountant Kevin Kuhar, Staff Accountant Jim Lines Jennifer Condame Jerry Mazurkiewicz Paul O’Leary Bonnie Jarecke Dan Kinel